UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
State Auto Insurance Companies
Amended and Restated
Directors Deferred Compensation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

REQUIRED INFORMATION
See the accompanying financial statements for the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan

By:	/s/ Steven E. English
Steven E. English
Senior Vice President, Chief Financial Officer

By:	/s/ Melissa A. Centers
Melissa A. Centers
Senior Vice President, Secretary and General Counsel

Date: March 24, 2016

Report of Independent Registered Public Accounting Firm

Board of Directors
State Auto Financial Corporation
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan (the Plan), as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio
March 24, 2016

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Investments, at fair value:
Shares of registered investment companies (cost $7,371,771 and $6,736,798, respectively)	$7,259,761	$6,881,208
Interest-bearing cash	9,442	9,440
Affiliated stock (cost $351,113 and $342,765, respectively)	434,508	460,823
Total investments	7,703,711	7,351,471

Net assets available for benefits	$7,703,711	$7,351,471
See accompanying notes.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2015	2014	2013
Investment income:
Dividends	$323,064	$354,302	$176,700
Unrealized (losses) gains	(291,083)	(501,032)	688,218
Realized (losses) gains	(1,607)	493,505	131,620
Total investment income	$30,374	$346,775	$996,538

Contributions:
Participant	$364,305	$403,375	$443,375
Company	282,750	350,000	400,000
Total contributions	$647,055	$753,375	$843,375

Deductions:
Benefit payments	$325,189	$212,190	$123,380
Total deductions	$325,189	$212,190	$123,380

Net increase	$352,240	$887,960	$1,716,533

Net assets available for benefits:
Beginning of year	$7,351,471	$6,463,511	$4,746,978

End of year	$7,703,711	$7,351,471	$6,463,511

See accompanying notes.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements
December 31, 2015

1. Description of the Plan
Organization
The State Auto Companies Amended and Restated Directors Deferred Compensation Plan (the “Plan”) became effective on August 1, 1995, was amended and restated in its entirety effective as of March 1, 2001, and was further amended effective as of December 1, 2005 (First Amendment), January 1, 2009 (Second and Third Amendments), November 1, 2010 (Fourth Amendment), and January 1, 2012 (Fifth Amendment). The Plan provides members of the Boards of Directors of State Automobile Mutual Insurance Company (“State Auto Mutual”) and its affiliates (collectively, the “Company” or the “State Auto Companies”) a retirement savings plan in which to defer the payment of director and committee meeting fees.
The benefits provided to participants under the Plan are paid from the Company’s general assets. The Plan is intended to be an unfunded Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements. Each participant’s right to benefits under the Plan are equivalent to the rights of any unsecured creditor of the Company.
Participants must enroll within 30 days after becoming eligible to participate. For subsequent years, participants must enroll prior to the beginning of each new plan year.
Contributions
Participants are permitted to defer on a pre-tax basis (a) from 10% to 100% of his or her director fees in the calendar year and/or (b) 0% or 100% of committee meeting fees in the calendar year. In addition, for each of the members of the Board of Directors of State Auto Mutual, State Auto Mutual makes an annual cash contribution in the amount as determined at State Auto Mutual’s discretion. For the years ended December 31, 2015, 2014, and 2013, the discretionary contribution amounted to $56,550, $50,000 and $50,000, respectively.
Vesting
Each participant is fully vested in his or her contributions and any State Auto Mutual discretionary contributions.
Participant Accounts
Investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, is credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment. The Directors of State Auto Financial Corporation ("STFC") have the option to purchase STFC common stock ("Affiliated stock").
Payment of Benefits
The balance of each deferral account will be distributed upon retirement or termination of a participant from the Board of Directors of the Company. Payments will be made in cash and paid in 60 or 120 monthly installments, except for amounts deferred and fully vested prior to December 31, 2004, which can be distributed in alternative payment options as elected by the participant. The Company must receive at least 30 days written notice of the participant’s intention to retire and receive retirement benefits.
2. Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

Valuation of Investments and Related Investment Income
The investments of the Plan consist of shares of registered investment companies, interest-bearing cash, and affiliated stock. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance. Dividend income is recorded on the ex-dividend date. Realized gains and losses on the sale of securities are determined based on the average cost method.
Benefit Payments
Benefit payments are recognized when paid.
Administrative Expenses
Administrative expenses are paid by the Company.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s statements of net assets available for benefits.
3. Fair Value Measurements
Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following is a description of the valuation methods used for assets measured at fair value:

•
Registered investment companies:    Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

•	Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•	Affiliated stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2015 and 2014:

2015	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies:
Large cap equity investments	$1,934,493	1,934,493	—	—
Mid cap equity investments	683,595	683,595	—	—
Small cap equity investments	11,779	11,779	—	—
International equity investments	1,124,359	1,124,359	—	—
Blended fund investments	2,477,353	2,477,353	—	—
Income bond investments	1,028,182	1,028,182	—	—
Total registered investment companies	$7,259,761	7,259,761	—	—
Interest-bearing cash	9,442	9,442	—	—
Affiliated stock	434,508	434,508	—	—
Total investments	$7,703,711	7,703,711	—	—

2014	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies:
Large cap equity investments	$1,403,618	1,403,618	—	—
Mid cap equity investments	725,773	725,773	—	—
Small cap equity investments	14,132	14,132	—	—
International equity investments	1,065,901	1,065,901	—	—
Blended fund investments	2,534,507	2,534,507	—	—
Income bond investments	1,137,277	1,137,277	—	—
Total registered investment companies	$6,881,208	6,881,208	—	—
Interest-bearing cash	9,440	9,440	—	—
Affiliated stock	460,823	460,823	—	—
Total investments	$7,351,471	7,351,471	—	—
4. Participant Accounts
Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. At December 31, 2015 and 2014, there were 18 and 14 participants, respectively, in the Plan, with contributions in one or more of the following funds. The total number of participants in the Plan is less than the sum of the number of participants set forth in the following table because each participant may make contributions to more than one fund.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

The total number of shares and share values as of December 31, 2015 and 2014, by fund, were as follows:

2015
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Small Cap Val Inst	524	$22.46	1
Baron Growth Inst	7,801	64.31	3
FID Contrafund K	9,198	98.88	7
MFS Value R5	4,643	32.79	1
FID Total Bond	100,213	10.26	10
TRP Blue Chip Growth	8,502	72.38	3
MFS Inst Intl Equity	54,687	20.56	11
Spartan 500 Index Inst	3,584	71.81	4
Spartan EXT Mkt IDX ADV	3,624	50.20	7
VANG Target RET 2010	40,118	24.88	4
VANG Target RET 2015	4,056	14.23	1
VANG Target RET 2020	11,482	27.15	1
VANG Target RET 2025	61,444	15.62	3
VANG Target RET INC	12,048	12.45	1
Total registered investment companies	321,924
Interest-bearing cash:
FID Govt MMRK PRM	9,442	1.00	1
Total interest-bearing cash	9,442
Affiliated stock:
State Auto Financial Corporation	21,103	20.59	1
Total affiliated stock	21,103
Total investments	352,469

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

2014
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Small Cap Val Inst	564	$25.07	1
Baron Growth Inst	6,934	73.24	3
FID Contrafund K	8,072	97.90	6
MFS Value R5	3,775	34.94	1
PIM Total RT Inst	106,686	10.66	6
TRP Blue Chip Growth	3,748	67.27	2
MFS Inst Intl Equity	50,976	20.91	7
Spartan 500 Index Inst	3,148	72.86	4
Spartan EXT Mkt IDX ADV	3,950	55.18	3
VANG Target RET 2010	37,895	26.32	3
VANG Target RET 2015	1,975	15.29	1
VANG Target RET 2020	28,423	28.46	1
VANG Target RET 2025	31,528	16.53	3
VANG Target RET INC	13,698	12.91	1
Total registered investment companies	301,372
Interest-bearing cash:
Fidelity US Govt Bond	9,440	1.00	1
Total interest-bearing cash	9,440
Affiliated stock:
State Auto Financial Corporation	20,739	22.22	1
Total affiliated stock	20,739
Total investments	331,551

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

5. Investments
The Plan’s investments and related changes at December 31, 2015, 2014 and 2013 and for the years then ended were as follows:

2015	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Small Cap Val Inst	524	$11,779	$668	$236	$(1,528)	$—	$(1,729)
Baron Growth Inst	7,801	501,655	43,195	407	(64,899)	16,875	(1,746)
FID Contrafund K	9,198	909,505	46,572	4,001	2,553	27,630	(18,461)
MFS Value R5	4,643	152,238	8,819	148	(9,809)	21,198	—
PIM Total RT Inst	—	—	506	(13,178)	33,448	—	—
FID Total Bond	100,213	1,028,182	38,252	(2,794)	(55,186)	49,222	(159,363)
TRP Blue Chip Growth	8,502	615,367	19,423	366	22,850	20,625	—
MFS Inst Intl Equity	54,687	1,124,359	18,901	379	(22,366)	82,161	(20,618)
Spartan 500 Index Inst	3,584	257,384	6,909	179	(4,026)	27,630	(2,646)
Spartan EXT Mkt IDX ADV	3,624	181,940	11,458	92	(17,072)	—	(30,487)
VANG Target RET 2010	40,118	998,142	52,934	889	(55,728)	65,925	(63,270)
VANG Target RET 2015	4,056	57,720	3,778	366	(4,387)	84,675	—
VANG Target RET 2020	11,482	311,737	12,418	4,647	(11,356)	97,122	—
VANG Target RET 2025	61,444	959,751	45,558	2,591	(63,549)	153,992	—
VANG Target RET INC	12,048	150,002	5,325	64	(5,365)	—	(26,869)
Total registered investment companies	321,924	7,259,761	314,716	(1,607)	(256,420)	647,055	(325,189)
Interest-bearing cash:
FID Govt MMRK PRM	9,442	9,442	—	—	—	—	—
Total interest-bearing cash	9,442	9,442	—	—	—	—	—
Affiliated stock:
State Auto Financial Corporation	21,103	434,508	8,348	—	(34,663)	—	—
Total affiliated stock	21,103	434,508	8,348	—	(34,663)	—	—
Total assets held for investment	352,469	$7,703,711	$323,064	$(1,607)	$(291,083)	$647,055	$(325,189)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

2014	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Small Cap Val Inst	564	$14,133	$1,692	$357	$(1,401)	$—	$(1,662)
Baron Growth Inst	6,934	507,824	21,401	375	(313)	20,625	(1,635)
FID Contrafund K	8,072	790,295	54,229	4,445	10,565	118,175	(13,106)
FID Diversified Intl K	—	—	—	76,766	(74,985)	26,250	(2,436)
FID Freedom K 2005	—	—	3,850	4,593	(5,714)	—	(11,846)
FID Freedom K 2010	—	—	1,698	1,625	(2,351)	—	(2,333)
FID Freedom K 2015	—	—	11,464	55,671	(55,030)	126,000	(12,206)
FID Freedom K 2020	—	—	65,739	9,032	(34,227)	26,000	(16,494)
FID Freedom K 2025	—	—	25,185	339	(7,527)	—	—
FID Intermed Bond	—	—	1,641	503	(14)	26,000	(5,918)
Harbor Intl Inst	—	—	—	91,156	(89,315)	79,025	—
JPM Mid Cap Value IS	—	—	—	133,620	(73,171)	50,000	(4,553)
MFS Value R5	3,775	131,883	6,264	—	6,075	19,800	—
PIM Total RT Inst	106,686	1,137,277	43,204	(150)	(13,237)	201,400	(16,507)
Spartan 500 Index ADV	—	—	1,824	54,111	(38,794)	24,100	(1,583)
TRP Blue Chip Growth	3,748	252,102	11,646	—	9,752	—	—
VANG Mid Cap IDX SIG	—	—	43	52,563	(38,747)	—	(3,946)
MFS Inst Intl Equity	50,976	1,065,901	28,124	(690)	(81,467)	22,300	(1,180)
Spartan 500 Index Inst	3,148	229,338	2,725	7	6,587	4,950	(844)
VANG Mid Cap IDX Adm	—	—	—	4,351	—	—	(869)
Spartan Ext Mkt Idx ADV	3,950	217,949	5,524	(71)	(819)	—	(3,432)
VANG Target RET 2010	37,895	997,393	29,461	364	(18,501)	—	(20,653)
VANG Target RET 2015	1,975	30,204	867	4,529	(869)	—	—
VANG Target RET 2020	28,423	808,905	16,213	—	(6,568)	8,750	—
VANG Target RET 2025	31,528	521,157	10,868	—	(10,413)	—	—
VANG Target RET INC	13,698	176,847	2,397	9	(409)	—	(8,793)
Total registered investment companies	301,372	6,881,208	346,059	493,505	(520,893)	753,375	(129,996)
Interest-bearing cash:
Fidelity US Govt Bond	9,440	9,440	39	—	—	—	(82,194)
Total interest-bearing cash	9,440	9,440	39	—	—	—	(82,194)
Affiliated stock:
State Auto Financial Corporation	20,739	460,823	8,204	—	19,861	—	—
Total affiliated stock	20,739	460,823	8,204	—	19,861	—	—
Total assets held for investment	331,551	$7,351,471	$354,302	$493,505	$(501,032)	$753,375	$(212,190)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

2013	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Small Cap Val Inst	557	$15,146	$1,327	$245	$2,988	$—	$(1,212)
Baron Growth Inst	5,710	417,510	10,010	199	70,438	21,000	(1,217)
Calamos Growth Inst	—	—	—	(1,481)	20,885	—	(2,102)
FID Contrafund K	6,789	652,263	46,899	5,209	103,630	154,880	(1,700)
FID Diversified Intl K	10,925	402,460	6,461	33,204	73,127	21,000	(2,734)
FID Freedom K 2005	5,673	76,245	1,402	871	4,265	—	(19,352)
FID Freedom K 2010	1,691	23,722	6,362	9,931	(899)	50,000	(2,731)
FID Freedom K 2015	49,847	709,819	12,180	11,882	48,642	127,500	(3,754)
FID Freedom K 2020	31,387	467,034	8,451	12,155	31,509	27,500	(5,341)
FID Freedom K 2025	13,935	216,132	—	8,183	7,140	—	(1,644)
FID Freedom K 2030	—	—	—	5,108	(783)	1,875	(824)
FID Intermed Bond	7,729	83,702	3,399	5,130	(9,698)	27,500	(7,725)
Harbor Intl Inst	8,753	621,537	12,805	4,604	67,539	91,220	—
JPM Mid Cap Value IS	19,449	683,049	32,801	—	57,747	28,500	—
MFS Value R4	—	—	311	16,393	(5,225)	18,040	—
MFS Value R5	3,004	99,743	3,013	—	8,806	7,040	—
PIM Total RT Inst	47,891	511,953	17,012	(5,789)	(28,047)	219,940	—
Spartan US EQ Index ADV	2,691	176,255	3,845	25,419	28,611	47,380	(4,049)
TRP Blue Chip Growth	3,571	230,704	—	—	44,498	—	—
VANG Mid Cap IDX SIG	4,731	203,350	2,331	357	36,354	—	(1,751)
Total registered investment companies	224,333	5,590,624	168,609	131,620	561,527	843,375	(56,136)
Interestbearing cash:
Fidelity US Govt Bond	440,129	440,129	45	—	—	—	(67,244)
Total interest-bearing cash	440,129	440,129	45	—	—	—	(67,244)
Affiliated stock:
State Auto Financial Corporation	20,375	432,758	8,046	—	126,691	—	—
Total affiliated stock	20,375	432,758	8,046	—	126,691	—	—
Total assets held for investment	684,837	$6,463,511	$176,700	$131,620	$688,218	$843,375	$(123,380)
The Plan’s unrealized appreciation (depreciation) at December 31, 2015, 2014, and 2013, were as follows:

		Unrealized Gain (Loss)
	Beginning Balance	Net Change	Ending Balance
2013	$75,282	688,218	763,500
2014	$763,500	(501,032)	262,468
2015	$262,468	(291,083)	(28,615)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

The Plan’s net realized gains and losses were as follows for the years ended December 31, 2015, 2014 and 2013:

2015
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Small Cap Val Inst	$1,729	$1,493	$236
Baron Growth Inst	1,746	1,339	407
FID Contrafund K	18,461	14,460	4,001
MFS Value R5	—	(148)	148
PIM Total RT Inst	1,158,052	1,171,230	(13,178)
FID Total Bond	159,363	162,157	(2,794)
TRP Blue Chip Growth	—	(366)	366
MFS Inst Intl Equity	20,618	20,239	379
Spartan 500 Index Inst	2,646	2,467	179
Spartan EXT Mkt IDX ADV	30,487	30,395	92
VANG Target RET 2010	63,270	62,381	889
VANG Target RET 2015	56,916	56,550	366
VANG Target RET 2020	600,000	595,353	4,647
VANG Target RET 2025	—	(2,591)	2,591
VANG Target RET INC	26,869	26,805	64
Fidelity US Govt Bond	9,441	9,441	—
Total	$2,149,598	$2,151,205	$(1,607)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

2014
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Small Cap Val Inst	$1,662	$1,305	$357
Baron Growth Inst	1,635	1,260	375
FID Contrafund K	49,382	44,937	4,445
FID Diversified Intl K	430,491	353,725	76,766
FID Freedom K 2005	78,974	74,381	4,593
FID Freedom K 2010	24,694	23,069	1,625
FID Freedom K 2015	847,924	792,253	55,671
FID Freedom K 2020	1,020,595	1,011,563	9,032
FID Freedom K 2025	371,672	371,333	339
FID Intermed Bond	111,831	111,328	503
Fidelity US Govt Bond	430,726	430,726	—
Harbor Intl Inst	702,403	611,247	91,156
JPM Mid Cap Value IS	793,498	659,878	133,620
PIM Total RT Inst	50,927	51,077	(150)
Spartan 500 Index ADV	217,496	163,385	54,111
VANG Mid Cap IDX SIG	217,209	164,646	52,563
MFS Inst Intl Equity	32,825	33,515	(690)
Spartan 500 Index Inst	843	836	7
VANG Mid Cap IDX Adm	217,615	213,264	4,351
Spartan Ext Mkt Idx ADV	3,432	3,503	(71)
VANG Target RET 2010	50,859	50,495	364
VANG Target RET 2015	375,704	371,175	4,529
VANG Target RET INC	8,794	8,785	9
Total	$6,041,191	$5,547,686	$493,505

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

2013
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Small Cap Val Inst	$1,212	$967	$245
Baron Growth Inst	1,217	1,018	199
Calamos Growth Inst	343,169	344,650	(1,481)
FID Contrafund K	53,445	48,236	5,209
FID Diversified Intl K	302,734	269,530	33,204
FID Freedom K 2005	19,352	18,481	871
FID Freedom K 2010	288,153	278,222	9,931
FID Freedom K 2015	308,291	296,409	11,882
FID Freedom K 2020	248,628	236,473	12,155
FID Freedom K 2025	179,641	171,458	8,183
FID Freedom K 2030	96,963	91,855	5,108
FID Intermed Bond	196,291	191,161	5,130
Fidelity US Govt Bond	667,244	667,244	—
Harbor Intl Inst	31,071	26,467	4,604
MFS Value Fund R4	80,885	64,492	16,393
PIM Total RT Inst	239,354	245,143	(5,789)
Spartan US EQ Index ADV	202,477	177,058	25,419
VANG Mid Cap IDX SIG	1,752	1,395	357
Total	$3,261,879	$3,130,259	$131,620
6. Trust
The Company maintains a trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the trust. All assets of the trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.
7. Related Party
The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Members of the Board of Directors of STFC may also invest in Affiliated stock.
8. Tax Status
The Plan is not, and is not intended to be, qualified under Section 401 of the Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service. The Plan does not have a tax filing requirement with the Internal Revenue Service, and therefore, no liability (or asset) or disclosure related to income taxes is included in the Plan’s financial statements.
Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.
9. Right to Terminate
The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Code.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

10. Investments
The following table sets forth the investments, at fair value, which represent 5% or more of assets available for benefits at December 31, 2015 and 2014:

	December 31
	2015		2014
Baron Growth Inst	$501,655		$507,824
FID Contrafund K	909,505		790,295
FID Total Bond	1,028,182		—	*
TRP Blue Chip Growth	615,367		—	*
PIM Total RT Inst	—	*	1,137,277
State Auto Financial Corporation	434,508		460,823
MFS Inst Intl Equity	1,124,359		1,065,901
VANG Target RET 2010	998,142		997,393
VANG Target RET 2020	—	*	808,905
VANG Target RET 2025	959,751		521,157

*Value is less than five percent of net assets available for benefits.